Exhibit 99.2

IFM INVESTMENTS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 22, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of IFM Investments Limited (the “Company”) will be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, People’s Republic of China at 9:00 a.m. on November 22, 2012 (Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.                                       To receive and consider the audited financial statements and reports of the directors and auditors for the year ended December 31, 2011.

2.                                       To re-elect the following directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

a.                                       Weiping Zhang

b.                                      Jennifer Tang

c.                                       Conor Yang

3.                                       To ratify the re-appointment of PricewaterhouseCoopers as the Company’s independent auditor for the financial year ending December 31, 2012 and to authorize the directors and/or its duly authorized committee (including but not limited to the audit committee) to fix the remuneration of such auditor.

4.                                       To authorize the directors and/ or its duly authorized committee (including but not limited to the audit committee) to fix the remuneration of any independent auditor duly appointed by the directors from time to time.

The Board of Directors of the Company has fixed the close of business on October 29, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice.  Only holders of record of the Company’s Class A ordinary shares of par value US$0.001 each (“Class A Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of Class A Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.century21cn.com, or by contacting IFM Investments Limited 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, People’s Republic of China, telephone: +86-10-65617788, Fax: +86-10-65613321, email: ir@century21cn.com.

Beijing, October 29, 2012

By Order of the Board of Directors,

Chairman

IFM INVESTMNETS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting

to Be Held on November 22, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of IFM Investments Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004,  People’s Republic of China at 9:00a.m. on November 22, 2012 (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the shareholders of the Company of record at the close of business on October 29, 2012 (the “Record Date”) are entitled to notice of and only the holders of record of Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote. The quorum of the AGM is one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about October 29, 2012.

The Class A Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands, with a copy delivered to its offices at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Echo Zou at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time of the AGM.

IFM INVESTMENTS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting

to Be Held on November 22, 2012

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                           of                                                   , being the registered holder of                                          Class A ordinary share(s) 1, par value US$0.001 per share (“Class A Ordinary Shares”), of IFM Investments Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                                          of                                                                                               as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing,100004, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting receiving the audited financial statements and reports of the directors and auditors for the year ended December 31, 2011.

2a.	The resolution as set out in Item 2a of the Notice of Annual General Meeting re-electing Weiping Zhang as a director of the Company.

2b.	The resolution as set out in Item 2b of the Notice of Annual General Meeting re-electing Jennifer Tang as a director of the Company.

2c.	The resolution as set out in Item 2c of the Notice of Annual General Meeting re-electing Conor Yang as a director of the Company.

3.

To ratify the re-appointment of PricewaterhouseCoopers as the Company’s independent auditor for the financial year ending December 31, 2012 and to authorize the directors and/or its duly authorized committee (including but not limited to the audit committee) to fix the remuneration of such auditor.

4.

To authorize the directors and/ or its duly authorized committee (including but not limited to the audit committee) to fix the remuneration of any independent auditor duly appointed by the directors from time to time.

Dated , 2012	Signature(s) [4]

[1]

Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Class A Ordinary Shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.